UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 10, 2002**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following statement was release by Caterpillar Inc. on October 10, 2002. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

****

October 10, 2002

FOR IMMEDIATE RELEASE

Caterpillar Board of Directors elects new Corporate Controller

Caterpillar Inc. (NYSE: CAT) announced today the retirement of Corporate Controller Kenneth J. Zika. Elected to succeed Zika as Controller is David B. Burritt, currently serving as Corporate 6 Sigma Champion.

"On behalf of our board of directors, I thank Ken for his contributions to Caterpillar," said Caterpillar Chairman and CEO Glen Barton. "We take great pride in our reputation for integrity and financial soundness. Throughout his career, Ken has worked tirelessly to enhance that well-earned reputation."

Burritt joined Caterpillar in 1978 as an accountant after graduating from Bradley University with a degree in accounting. He also holds an MBA from the University of Illinois and has completed the Stanford University Executive Program. Burritt has served in numerous financial roles around the world, and most recently led Caterpillar's corporate-wide implementation of 6 Sigma.

"Dave's sound financial background, international experience and commitment to Caterpillar make him an ideal choice for Corporate Controller," Barton said. "Most recently as our Corporate 6 Sigma Champion, Dave helped usher in a new culture at Caterpillar, resulting in our company becoming the true benchmark for 6 Sigma implementation."

Zika's retirement is effective Dec. 31, 2002. Burritt will assume his new responsibilities effective Dec. 1, 2002, and his replacement will be named in the near future.

Caterpillar Contact:
Benjamin S. Cordani
Corporate Public Affairs
(309) 675-5786
cordani_benjamin_s@cat.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 10, 2002   By: _____

James B. Buda
Vice President